First Mid Bancshares, Inc.

1421 Charleston Avenue

Mattoon, Illinois 61938

December 18, 2020

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: First Mid Bancshares, Inc. Registration Statement on Form S-3 (File No. 333-251465)

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-251465) filed by First Mid Bancshares, Inc. on December 18, 2020:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Sincerely,

/s/ Matthew K. Smith
Matthew K. Smith
Executive Vice President and Chief Financial Officer